October 6, 2015
Via EDGAR

Ms. Pamela Long
Assistant Director
Office of Manufacturing and Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Manitowoc Foodservice, Inc.
Form 10-12B
Filed September 1, 2015
File No. 001-37548

Dear Ms. Long:

Manitowoc Foodservice, Inc. (the “Company”) has set forth below its responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 28, 2015 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form 10. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).
Cautionary Statement Concerning Forward-Looking Statements, page 23

1.
Please note that the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 does not apply to issuers that are not subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934 at the time the statements are made. As Manitowoc Foodservice, Inc. is a new issuer that does not yet have this obligation, please revise to remove the implication that your statements are within the protection of the Private Securities Litigation Reform Act.

In response to the Staff’s comment, we have deleted the reference to the Private Securities Litigation Reform Act of 1995.
Material U.S. Federal Income Tax Consequences, page 30

2.
Please revise the statement that the summary of tax consequences of the spin-off is “for general informational purposes only,” as this may imply to shareholders that you are not responsible for the disclosure in this section.

In response to the Staff’s comment, we have deleted the language noted by the Staff.
Selected Historical Combined Financial Data, page 35

3.	Please revise to present total long-term obligations pursuant to Paragraph 1 of the Instructions to Item 301 of Regulation S-K. This comment is also applicable to your historical data on page 13.
In response to the Staff’s comment, we have revised both tables to include our total long-term obligations.

Customers, page 50

4.
Please clarify whether the customers whose logos you have included on page 51 and described as “Select Manitowoc Global Foodservice Customers” are representative of your customers generally, and whether any of them are among the ten largest end customers accountable for 27% of your 2014 revenue, which you refer to on page 50.

In response to the Staff’s comment, we have added language to the paragraph prior to the table that clarifies that the customers with logos in the table are representative of customers generally and all of our ten largest customers are included in the table.
Results of Operations and Discussion and Analysis, page 58

5.
You disclose on page 53 that structural and rolled steel, aluminum, and copper are your primary raw materials and on page 14 you disclose that you use large amounts of these materials in the manufacture of your products and occasionally market prices of some of your key raw materials increase significantly, which could adversely affect your margins. Given these disclosures it appears that input costs are material to your business. Please revise your quarterly and annual analysis to discuss material input costs period over period, the impact to cost of sales and your ability to pass increases on to your customers. Refer to Section 501.12 of the Reporting Codification for guidance and Item 303(3) of Regulation S-K for guidance.

In response to the Staff’s comment, regarding the impact of raw material price increases to our margins and the ability to pass those increases on to our customers, in our view the impact from increases we are not able to pass on to our customers does not materially affect our margins for the periods presented. Therefore, we have not included any additional discussion on that point.
Liquidity and Capital Resources, page 64

6.	Please revise to include a discussion of debt anticipated to be incurred and the impact on liquidity and future cash flows.
In response to the Staff’s comment, we have revised this section to include a discussion of debt anticipated to be incurred and the impact on liquidity and future cash flows.

7.
Please revise your interim and annual analysis of cash flows for operating activities to discuss the changes in your working capital accounts and identify the contributing factors driving such changes. For example, you reported negative cash flows from operating activities for the six months ended June 30, 2015 of $10.3 million, compared to positive cash flows of $18.9 million for the same period in 2014. Your disclosure attributes lower cash from continuing operations primarily to higher seasonal working capital requirements in the first half of the year, however this general statement does not explain the change in accounts receivable or accounts payable in sufficient detail for an investor to understand through the eyes of management. Refer to Section 501.13.b.1 of the Financial Reporting Codification for guidance.

In response to the Staff’s comment, we have revised the disclosure as requested by the Staff.

Contractual obligations and commercial commitments, page 65

8.
Please tell us whether you intend to include debt anticipated to be incurred and the related interest on your tabular disclosure of cash obligations or in a footnote thereto. Refer to Item 303(a)(5) of Regulation S-K for guidance.

In response to the Staff’s comment, we do not intend to include the debt anticipated to be incurred and the related interest in the tabular disclosure related to contractual obligations and commercial commitments. We have revised the disclosure in the preliminary information statement to make that point clear and added a disclosure which references the pro-forma capital structure, which will include the debt once the debt information is available.
Board of Directors page 73
Board of Directors Following the Spin-Off, page 73

9.
Please revise to provide information on each director pursuant to Item 401(e) of Regulation S-K including briefly discussing the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of the registrant’s business and structure.

In response to the Staff’s comment, we have included the additional disclosure requested.
Executive Compensation, page 78
Employment Agreement, page 81

10.	Please file Mr. Muehlhaeuser’s employment agreement and include such agreement in the exhibit index or tell us why you are not required to do so. See Item 601(b)(10)(iii)(B) of Regulation S-K.
In response to the Staff’s comment, we have filed the employment agreement as Exhibit 10.6 to the Registration Statement on Form 10 and referenced the exhibit in the “Employment Agreement” subsection of the preliminary information statement.
Certain Matters, page 100

11.
We note your statement that the summary of the Settlement Agreement is not complete. Please revise the last sentence to clarify that you have described all of the material provisions of the Settlement Agreement.

In response to the Staff’s comment, we have revised the last sentence to clarify that we have described all of the material provisions of the Settlement Agreement.
Basis of Presentation, page F-7

12.
We note significant net cash outflows reported on the statements of cash flows for transactions with Manitowoc ParentCo. You report significant interest income on notes with Manitowoc ParentCo., while reporting no expense associated with intercompany funding received from Manitowoc ParentCo. Please explain to us your basis for each component of this accounting treatment and why you believe your presentation appropriately reflects the costs of doing business. Expand your disclosure to include an analysis of the intercompany accounts, as well as the average balance due to or from

ParentCo and other related entities for each period. Please refer to SAB Topic 1.B.1 for additional guidance.
In response to the Staff’s comment, we have recognized interest expense and interest income on a net basis in the combined statement of operations, in order to reflect all of the costs of doing business in accordance with SAB Topic 1.B.1. We have revised the “Interest income on notes with Manitowoc ParentCo” caption on the face of the combined statement of operations to “Interest income on notes with Manitowoc ParentCo - net,” to reflect that the interest income is net of the interest expense. The interest income, net is the historical amounts recorded by Manitowoc Foodservice which primarily arise from cash generated from operations and provided to Manitowoc ParentCo.   The nature and substance of intercompany interest income and expense are similar in that these represent transactions related to cash and treasury management across the enterprise between similar counterparties.  Given the interest income and expense amounts relate to Manitowoc ParentCo or its non-operating company affiliates, we believe that a net treatment in the combined statement of operations is appropriate and does not misrepresent Manitowoc Foodservice’s true cost of doing business.  Interest income on the notes with Manitowoc ParentCo for the years ended December 31, 2014, 2013, and 2012, is net of interest expense on the notes with Manitowoc ParentCo of $1.3 million, $0.6 million, and $11.9 million, respectively.  Interest income on the notes with Manitowoc ParentCo for the six months ended June 30, 2015, and 2014 is net of interest expense on the notes with Manitowoc ParentCo of $0.1 million and $0.4 million, respectively. We have likewise added a disclosure in the interim and annual footnote “Net Parent Company Investment and Related Party Transactions” which provides the gross amount of interest expense on notes with Manitowoc Parent recognized in the combined statement of operations for the periods presented, as well as the balance of notes due to and due from Manitowoc ParentCo as of the balance sheet periods presented. Furthermore, we revised the discussion in the interim and annual footnote “Basis of Presentation” to clarify our presentation of the interest income with the Manitowoc ParentCo as being reported on a net basis.
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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement on Form 10;

•
Staff comments or changes to disclosure in response to Staff comments in the Registration Statement on Form 10 do not foreclose the Commission from taking any action with respect to the Registration Statement on Form 10; and

•	the Company may not assert the Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
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If the Staff has any questions with respect to the foregoing, please contact the undersigned at (920) 684‑4410.

Very Truly Yours,

MANITOWOC FOODSERVICE, INC.

By: /s/ Maurice D. Jones
Maurice D. Jones
Senior Vice President, General Counsel
and Secretary

cc:    Sherry Haywood
    Tracey McKoy
    Terence O’Brien